Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

04045154

LETTER FOR MAINTENANCE OF EXEMPTION

16th September 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose herewith a copy of following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to the completion of the acquisition of 29.9% equity interest in Jaya Holdings Limited - released on 15th September 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

PROCESSED
SEP 29 2004
THOMSON FINANCIAL

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

jt/ADR

Form Version 2.0

General Announcement

Submitted by S DARBY on 15-09-2004 06:25:37 PM
Reference No SD-040915-6272F

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Completion of acquisition of 29.9% equity interest in Jaya Holdings Limited

* **Contents :-**

Further to the announcement dated 10 September 2004, Sime Darby Berhad ("Sime Darby") wishes to announce that the acquisition of 29.9% of the equity interest in Jaya Holdings Limited by Sime Darby Eastern Limited, a wholly-owned subsidiary of Sime Darby, was completed today.

This announcement is dated 15 September 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: